UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOIN

Washington, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For  the fiscal year ended December 31, 2011

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL AGENTS’ 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

REQUIRED INFORMATION

Financial statements and schedule for LNL Agents’ 401(k) Savings Plan, prepared in accordance with the financial reporting  requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-k.

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

LNL Agents’ 401(k) Savings Plan

(Formerly The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan)

As of December 31, 2011 and 2010, and for the Three Years
Ended December 31, 2011, 2010 and 2009

With Report of Independent Registered Public Accounting Firm

LNL Agents’ 401(k) Savings Plan

(Formerly The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan)

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2011 and 2010, and for the
Three Years Ended December 31, 2011, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	30

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of LNL Agents’ 401(k) Savings Plan (Formerly The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 30, 2012

LNL Agents’ 401(k) Savings Plan

(Formerly The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan)

Statements of Net Assets Available for Benefits

	As of December 31,
	2011	2010
Assets
Investments:
Mutual funds (cost: 2011 - $51,424,390; 2010 - $56,241,358)	$55,855,399	$67,303,010
Collective investment trusts (cost: 2011 - $31,892,348; 2010 - $23,500,126)	39,320,637	30,839,384
Common stock - Lincoln National Corporation
(cost: 2011 - $22,347,447; 2010 - $20,582,923)	20,158,162	26,755,825
Investment contracts - The Lincoln National Life Insurance Company	37,076,901	36,183,046
Wilmington Trust money market funds	1,061,021	1,054,789
Brokerage account (cost: 2011 - $2,552,926; 2010 - $2,126,815)	2,342,040	2,176,011
Total investments	155,814,160	164,312,065

Notes receivable from participants	3,859,370	3,875,700
Accrued interest receivable	78,218	65,454
Contributions receivable from Sponsor company	361,358	205,463
Total assets	160,113,106	168,458,682

Liabilities
Due to (from) broker	234,146	238,401
Total liabilities	234,146	238,401
Net assets available for benefits	$159,878,960	$168,220,281

See accompanying notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

(Formerly The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan)

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2011	2010	2009
Investment income:
Cash dividends	$1,627,967	$1,283,770	$1,033,993
Interest	1,322,907	1,606,174	1,728,784
Total investment income	2,950,874	2,889,944	2,762,777

Net realized gain (loss) on sale and distributions of investments:
Mutual funds	2,493,610	925,684	(2,592,510)
Collective investment trusts	1,287,008	1,116,307	(597,295)
Common stock - Lincoln National Corporation	890,394	1,931,327	(5,869,682)
Brokerage account	(48,343)	100,546	-
Total realized gain (loss)	4,622,669	4,073,864	(9,059,487)

Net change in unrealized appreciation (depreciation)
of investments	(15,163,969)	12,543,324	40,916,992

Contributions:
Participants	7,099,035	7,076,063	7,252,863
Sponsor company	2,117,518	2,007,331	1,735,437
Total contributions	9,216,553	9,083,394	8,988,300

Transfers from (to) affiliated plans	837,266	1,092,826	97,748

Distributions to participants	(10,803,998)	(15,772,704)	(18,114,613)
Administrative expenses	(716)	(2,394)	(869)
Total distributions and expenses	(10,804,714)	(15,775,098)	(18,115,482)

Net increase (decrease) in net assets available for benefits	(8,341,321)	13,908,254	25,590,848
Net assets available for benefits at beginning-of-year	168,220,281	154,312,027	128,721,179
Net assets available for benefits at end-of-year	$159,878,960	$168,220,281	$154,312,027

See accompanying notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

(Formerly The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan)

Notes to Financial Statements

1.  Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Human Resources.  The Plan is intended to be qualified under Internal Revenue Code section 401(a) by the terms and provisions of the Plan document and in operation.

Effective January 1, 2012, the Plan’s name was changed from The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan to LNL Agents’ 401(k) Savings Plan.

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or “Plan Sponsor”), Lincoln Financial Advisors Corporation (“LFA”), Jefferson-Pilot Corporation (“JP”) and Lincoln Life & Annuity Company of New York.

Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (10% for highly compensated agents, as defined in the Plan document, beginning January 1, 2008), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in a participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  The Plan, although not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is administered in accordance with the provisions of ERISA.

Plan Sponsor matching contributions are made to the participants’ accounts in accordance with the Plan.  The Plan Sponsor matching contribution for eligible participants is equal to 50% of each participant’s contributions, not to exceed 6% of eligible earnings.  In addition, the Plan Sponsor may contribute an additional discretionary match to eligible LFA participants.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of the Lincoln National Corporation (“LNC”) Board of Directors.  One requirement for eligibility for the discretionary match is that the participant must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether LFA has met certain performance-based criteria, as determined by the Compensation Committee of LNC’s Board of Directors.

Participants’ contributions and any earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Participants direct the Plan to invest their contributions, the basic Plan Sponsor matching contributions, and the Plan Sponsor discretionary matching contribution in any combination of the investment options offered under the Plan.

The Plan Sponsor has the right to discontinue contributions at any time and terminate the Plan in accordance with the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts will become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period.  Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%.  Interest income credited on loans was $195,389, $218,998 and $238,346 in 2011, 2010 and 2009, respectively.  Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service, retirement or disability, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s vested account or an installment option if certain criteria are met.  In cases of death, the participant’s beneficiary makes that election.  Vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Plan Sponsor contributions and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses.  Forfeited non-vested amounts are used to reduce future Plan Sponsor contributions.  Forfeitures of $1,814, $5,281 and $11,141 were used to offset contributions in 2011, 2010 and 2009, respectively.

2.  Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of January 1, 2010, the TD Ameritrade broker investments (“brokerage account”) were added to the Plan’s investment options available to the participants.  The brokerage account is administered by TD Ameritrade and allows participants to self-direct their contributions into mutual funds and securities within their brokerage account.  The brokerage account primarily consists of mutual funds, securities and a money market account, which are stated at fair value as discussed below.

As of October 1, 2008, Wilmington Trust (“Trustee”) became the trustee for the Plan and Lincoln Alliance (“Recordkeeper”) assumed responsibility as the recordkeeper for the Plan.  Prior to that date, Wells Fargo Bank (“WFB”) acted as the Plan’s trustee and recordkeeper.

As of December 31, 2011, the assets of the Plan consisted primarily of mutual funds, collective investment trusts, LNC common stock, investment contracts issued by LNL, Wilmington Trust money market funds (“money market funds”) and brokerage accounts.  Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end.  The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The fair value of ownership interest of the collective investment trusts is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the Plan year.  The money market fund, which approximates fair value, is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to participants.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contact value.  The investment contracts held by the Plan are fully benefit responsive; therefore, contract value reporting is required.  In this instance, contract value approximates fair value as a result of current interest rates credited to the contracts.  Contract value represents net contributions plus interest at the contract rate.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.  Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income are recorded when earned.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles.  Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.  Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value Measurement

The measurement of fair value is based on assumptions used by market participants in pricing the asset.  The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset, as opposed to the price that would be paid to acquire the asset (“entry price”).  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and focused on accumulating earnings while maintaining the appropriate level of diversified risk.  The NAV is a quoted price in an active market; therefore, the mutual funds are classified within Level 1 of the fair value hierarchy.

Collective investment trusts are public investment vehicles valued using the NAV provided by the Trustee and focused on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is not a quoted price in an active market; therefore, the trusts are classified within Level 2 of the fair value hierarchy.

LNC common stock and common stock within the brokerage account are valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the fair value hierarchy.

The Plan invests in an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  The NAV for the investment contracts is $1.  The investment contracts are classified within Level 3 of the fair value hierarchy.

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the fair value hierarchy.

See “Fair Value of Financial Investments, Carried at Fair Value” in Note 5 for additional fair value disclosures.

Adoption of New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted the amendments in ASU 2010-25 effective January 1, 2010, and has retrospectively applied the amendments throughout the financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which required additional disclosure related to the three-level fair value hierarchy.  The Plan adopted the disclosure requirements related to significant transfers in and out of Levels 1 and 2 of the fair value hierarchy effective January 1, 2010.  Effective January 1, 2011, the Plan adopted the remaining disclosure amendments in ASU 2010-06 requiring the Plan to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3, and have included the disclosure in Note 5 for the year ended December 31, 2011.

Future Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.  There are no additional fair value measurements required upon the adoption of ASU 2011-04.  The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is prohibited.  The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012.  The adoption is not expected to have a material effect on the financial statements of the Plan.

3.  Investments

The following is a summary of fair value of assets held for investment:

	As of December 31, 2011				As of December 31, 2010
	Number of	Net Asset			Number of	Net Asset
	Shares, Units	Value	Fair		Shares, Units	Value	Fair
	or Par Value	Per Unit	Value		or Par Value	Per Unit	Value
Mutual funds:
Columbia Acorn Z	414,900.327	$27.56	$11,434,653	*	408,884.266	$30.19	$12,344,216	*
Delaware Foundation®
Conservative Allocation Fund	133,776.955	9.59	1,282,921		112,110.833	9.84	1,103,171
Delaware Foundation®
Moderate Allocation Fund	285,643.233	10.64	3,039,244		278,779.346	10.87	3,030,331
Delaware Foundation®
Growth Allocation Fund	251,310.430	9.30	2,337,187		223,236.938	9.90	2,210,046
Delaware Mid Cap Value I	293,455.936	8.76	2,570,674		269,332.458	9.32	2,510,178
Dodge & Cox
International Stock	271,473.598	29.24	7,937,888	*	280,238.171	35.71	10,007,305	*
American Fund Growth
Fund of America R-5	422,297.768	28.68	12,111,500	*	423,783.248	30.39	12,878,773	*
Harbor International
Growth Institutional	-	-	-		663,556.602	12.37	8,208,195
Vanguard Institutional Index	95,068.446	115.04	10,936,674	*	94,505.708	115.01	10,869,101	*
Vanguard Extended Market
Index Institutional	106,879.969	39.34	4,204,658		100,356.034	41.27	4,141,694
Total mutual funds			55,855,399				67,303,010

Collective
investment trusts:
Delaware Large Cap
Value Trust	582,931.074	13.13	7,653,885		599,432.165	11.99	7,187,192
Delaware International
Equity Trust	101,463.650	6.85	695,026		77,191.410	8.01	618,303
Delaware Small Cap
Growth Trust	526,466.773	15.68	8,254,999	*	534,074.523	14.56	7,776,125
Delaware Diversified
Income Trust	672,024.149	14.99	10,073,642	*	710,455.865	14.01	9,953,487	*
Delaware Large Cap
Growth Trust	414,319.144	13.79	5,713,461		415,695.727	12.76	5,304,277
MFS International
Growth Fund	75,183.075	92.17	6,929,624		-	-	-
Total collective
investment trusts			39,320,637				30,839,384

Common stock - LNC	1,038,010.402	19.42	20,158,162	*	962,093.671	27.81	26,755,825	*

Contract Value
(approximates fair value):
Investment contracts - LNL	37,076,901	1.00	37,076,901	*	36,183,046	1.00	36,183,046	*

Wilmington Trust money
market fund	1,061,021	1.00	1,061,021		1,054,789	1.00	1,054,789

Brokerage account	2,342,040	1.00	2,342,040		2,176,011	1.00	2,176,011
Total investments			$155,814,160				$164,312,065

*	Investments that represent 5% or more of the fair value of net assets available for benefits as of the end of the year, respectively.

Net realized gain (loss) on sale and distribution of investments is summarized as follows:

	For the Years Ended December 31,
	2011	2010	2009
Mutual funds
Proceeds from disposition of units	$17,970,451	$13,661,847	$19,232,229
Cost of units disposed	15,476,841	12,736,163	21,824,739
Net realized gain (loss) on sale and distribution
of mutual funds	$2,493,610	$925,684	$(2,592,510)

Collective investment trusts
Proceeds from disposition of units	$6,706,870	$6,644,723	$9,479,171
Cost of units disposed	5,419,862	5,528,416	10,076,466
Net realized gain (loss) on sale and distribution
of collective investment trusts	$1,287,008	$1,116,307	$(597,295)

Common stock - LNC
Proceeds from disposition of stock	$6,896,854	$9,120,522	$14,919,052
Cost of stock disposed	6,006,460	7,189,195	20,788,734
Net realized gain (loss) on sale and distribution
of common stock - LNC	$890,394	$1,931,327	$(5,869,682)

Brokerage account
Proceeds from disposition of units	$463,136	$290,345	$-
Cost of units disposed	511,479	189,799	-
Net realized gain (loss) on sale and distribution
of brokerage account	$(48,343)	$100,546	$-

Total realized gain (loss) on sale and
distribution of investments	$4,622,669	$4,073,864	$(9,059,487)

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by fair value is summarized as follows:

	For the Years Ended December 31,
	2011	2010	2009
Fair value in excess of (less than) cost:
Balance at beginning-of-year	$24,623,008	$12,079,684	$(28,837,308)
Balance at end-of-year	9,459,039	24,623,008	12,079,684
Change in net unrealized appreciation
(depreciation) of investments	$(15,163,969)	$12,543,324	$40,916,992

Mutual funds	$(6,630,642)	$7,512,291	$17,935,166
Collective investment trusts	89,030	3,600,775	6,849,449
Common stock - LNC	(8,362,186)	1,381,062	16,132,377
Brokerage account	(260,171)	49,196	-
Change in net unrealized appreciation
(depreciation) of investments	$(15,163,969)	$12,543,324	$40,916,992

The Plan holds investments in investment contracts.  Since October 1, 2008, the Plan invested in the Lincoln Stable Value Fund (“Investment Contracts – LNL”), which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.  For 2010, the average crediting rate was 3.92% (annualized), and for 2011 the average crediting rate was approximately 3.12%.  Interest is credited at the same rate for the entire contract value.  The guaranteed minimum interest rate (“GMIR”) is 3.00%.  The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

For both the Investment Contract – LNL and the Guaranteed Account, restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximate contract value.  Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

4.  Investment Options

The detail of the net assets available for benefits by investment option as of December 31, 2011, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Assets
Investments:
Mutual funds	$55,855,399	$11,434,653	$1,282,921	$3,039,244	$2,337,187	$2,570,674
Collective investment trusts	39,320,637	-	-	-	-	-
Common stock - LNC	20,158,162	-	-	-	-	-
Investment contracts - LNL	37,076,901	-	-	-	-	-
Wilmington Trust money market fund	1,061,021	-	-	-	-	-
Brokerage account	2,342,040	-	-	-	-	-
Total investments	155,814,160	11,434,653	1,282,921	3,039,244	2,337,187	2,570,674

Notes receivable from participants	3,859,370	-	-	-	-	-
Accrued interest receivable	78,218	-	-	-	-	-
Contributions receivable from Sponsor company	361,358	27,618	1,751	14,150	9,299	7,972
Total assets	160,113,106	11,462,271	1,284,672	3,053,394	2,346,486	2,578,646

Liabilities
Due to (from) broker	234,146	9,325	1,119	8,728	8,822	2,768
Total liabilities	234,146	9,325	1,119	8,728	8,822	2,768
Net assets available for benefits	$159,878,960	$11,452,946	$1,283,553	$3,044,666	$2,337,664	$2,575,878
Number of participants selecting investment options		664	54	196	143	242

	Investment Options
	6.A	7.A	9.A	10.A	11.A	12.A
Assets
Investments:
Mutual funds	$7,937,888	$12,111,500	$10,936,674	$4,204,658	$-	$-
Collective investment trusts	-	-	-	-	7,653,885	695,026
Common stock - LNC	-	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	-	-
Brokerage account	-	-	-	-	-	-
Total investments	7,937,888	12,111,500	10,936,674	4,204,658	7,653,885	695,026

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	-
Contributions receivable from Sponsor company	30,427	39,938	29,138	11,194	22,535	3,268
Total assets	7,968,315	12,151,438	10,965,812	4,215,852	7,676,420	698,294

Liabilities
Due to (from) broker	14,783	16,690	12,342	4,568	9,313	829
Total liabilities	14,783	16,690	12,342	4,568	9,313	829
Net assets available for benefits	$7,953,532	$12,134,748	$10,953,470	$4,211,284	$7,667,107	$697,465
Number of participants selecting investment options	587	592	514	334	478	87

	Investment Options
	13.A	14.A	15.A	16.A	17.A	18.A
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-	$-
Collective investment trusts	8,254,999	10,073,642	5,713,461	6,929,624	-	-
Common stock - LNC	-	-	-	-	20,158,162	-
Investment contracts - LNL	-	-	-	-	-	37,076,901
Wilmington Trust money market fund	-	-	-	-	564,100	-
Brokerage account	-	-	-	-	-	-
Total investments	8,254,999	10,073,642	5,713,461	6,929,624	20,722,262	37,076,901

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	78,218
Contributions receivable from Sponsor company	18,316	20,231	15,363	21,906	46,068	42,184
Total assets	8,273,315	10,093,873	5,728,824	6,951,530	20,768,330	37,197,303

Liabilities
Due to (from) broker	6,839	6,019	8,489	17,337	-	105,706
Total liabilities	6,839	6,019	8,489	17,337	-	105,706
Net assets available for benefits	$8,266,476	$10,087,854	$5,720,335	$6,934,193	$20,768,330	$37,091,597
Number of participants selecting investment options	465	417	323	531	880	559

	Investment Options
	19.A	20.A	21.A	Loans	Short Term
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-
Collective investment trusts	-	-	-	-	-
Common stock - LNC	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	496,921
Brokerage account	331,065	853,695	1,157,280	-	-
Total investments	331,065	853,695	1,157,280	-	496,921

Notes receivable from participants	-	-	-	3,859,370	-
Accrued interest receivable	-	-	-	-	-
Contributions receivable from Sponsor company	-	-	-	-	-
Total assets	331,065	853,695	1,157,280	3,859,370	496,921

Liabilities
Due to (from) broker	469	-	-	-	-
Total liabilities	469	-	-	-	-
Net assets available for benefits	$330,596	$853,695	$1,157,280	$3,859,370	$496,921
Number of participants selecting investment options	3	8	11	299	NA

The detail of the net assets available for benefits by investment option as of December 31, 2010, was as follows:

		Investment Options
	Total	1.A	2A.	3.A	4.A	5.A
Assets
Investments:
Mutual funds	$67,303,010	$12,344,216	$1,103,171	$3,030,331	$2,210,046	$2,510,178
Collective investment trusts	30,839,384	-	-	-	-	-
Common stock - LNC	26,755,825	-	-	-	-	-
Investment contracts - LNL	36,183,046	-	-	-	-	-
Wilmington Trust money market fund	1,054,789	-	-	-	-	-
Brokerage account	2,176,011	-	-	-	-	-
Total investments	164,312,065	12,344,216	1,103,171	3,030,331	2,210,046	2,510,178

Notes receivable from participants	3,875,700	-	-	-	-	-
Accrued interest receivable	65,454	-	-	-	-	-
Contributions receivable from Sponsor company	205,463	15,860	896	6,070	4,361	3,656
Total assets	168,458,682	12,360,076	1,104,067	3,036,401	2,214,407	2,513,834

Liabilities
Due to (from) broker	238,401	8,059	1,090	6,727	4,705	1,944
Total liabilities	238,401	8,059	1,090	6,727	4,705	1,944
Net assets available for benefits	$168,220,281	$12,352,017	$1,102,977	$3,029,674	$2,209,702	$2,511,890
Number of participants selecting investment options		691	59	210	152	227

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Assets
Investments:
Mutual funds	$10,007,305	$12,878,773	$8,208,195	$10,869,101	$4,141,694	$-
Collective investment trusts	-	-	-	-	-	7,187,192
Common stock - LNC	-	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	-	-
Brokerage account	-	-	-	-	-	-
Total investments	10,007,305	12,878,773	8,208,195	10,869,101	4,141,694	7,187,192

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	-
Contributions receivable from Sponsor company	17,604	25,190	16,566	16,050	5,674	13,065
Total assets	10,024,909	12,903,963	8,224,761	10,885,151	4,147,368	7,200,257

Liabilities
Due to (from) broker	13,284	17,901	13,271	11,432	4,665	8,653
Total liabilities	13,284	17,901	13,271	11,432	4,665	8,653
Net assets available for benefits	$10,011,625	$12,886,062	$8,211,490	$10,873,719	$4,142,703	$7,191,604
Number of participants selecting investment options	78	625	557	529	320	500

	Investment Options
	12.A	13.A	14.A	15.A	17.A	18.A
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-	$-
Collective investment trusts	618,303	7,776,125	9,953,487	5,304,277	-	-
Common stock - LNC	-	-	-	-	26,755,825	-
Investment contracts - LNL	-	-	-	-	-	36,183,046
Wilmington Trust money market fund	-	-	-	-	800,332	-
Brokerage account	-	-	-	-	-	-
Total investments	618,303	7,776,125	9,953,487	5,304,277	27,556,157	36,183,046

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	106,111
Contributions receivable from Sponsor company	1,403	9,462	12,925	8,626	25,880	22,175
Total assets	619,706	7,785,587	9,966,412	5,312,903	27,582,037	36,311,332

Liabilities
Due to (from) broker	3,794	6,558	10,056	8,241	-	118,021
Total liabilities	3,794	6,558	10,056	8,241	-	118,021
Net assets available for benefits	$615,912	$7,779,029	$9,956,356	$5,304,662	$27,582,037	$36,193,311
Number of participants selecting investment options	398	617	449	332	934	580

	Investment Options
	19.A	20.A	21.A	Loans	Short Term
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-
Collective investment trusts	-	-	-	-	-
Common stock - LNC	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	254,457
Brokerage account	523,036	740,910	912,065	-	-
Total investments	523,036	740,910	912,065	-	254,457

Notes receivable from participants	-	-	-	3,875,700	-
Accrued interest receivable	(25,041)	-	-	-	(15,616)
Contributions receivable from Sponsor company	-	-	-	-	-
Total assets	497,995	740,910	912,065	3,875,700	238,841

Liabilities
Due to (from) broker	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets available for benefits	$497,995	$740,910	$912,065	$3,875,700	$238,841
Number of participants selecting investment options	4	6	7	291	NA

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2011, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Investment income:
Cash dividends	$1,627,967	$517,441	$63,465	$72,054	$101,058	$10,506
Interest	1,322,907	-	-	-	-	-
Total investment income	2,950,874	517,441	63,465	72,054	101,058	10,506

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	2,493,610	427,925	21,582	95,937	36,324	67,693
Collective investment trusts	1,287,008	-	-	-	-	-
Common stock - LNC	890,394	-	-	-	-	-
Brokerage account	(48,343)	-	-	-	-	-
Total net realized gain (loss)	4,622,669	427,925	21,582	95,937	36,324	67,693

Net change in unrealized appreciation
of investments	(15,163,969)	(1,483,405)	(62,395)	(156,712)	(173,553)	(232,196)

Contributions:
Participant	7,099,035	504,824	43,843	223,180	198,699	162,292
Sponsor company	2,117,518	160,322	10,163	82,140	53,980	46,277
Total contributions	9,216,553	665,146	54,006	305,320	252,679	208,569

Transfers from (to) affiliated plans	837,266	26,633	9,144	7,046	(4,229)	6,402

Intra-Plan transfers	-	(298,974)	156,498	(149,519)	(48,043)	157,968

Distributions to participants	(10,803,998)	(753,837)	(61,724)	(159,134)	(36,274)	(154,954)
Administrative expenses	(716)	-	-	-	-	-
Total distributions and expenses	(10,804,714)	(753,837)	(61,724)	(159,134)	(36,274)	(154,954)

Net increase (decrease) in net assets
available for benefits	(8,341,321)	(899,071)	180,576	14,992	127,962	63,988
Net assets available for benefits at beginning-of-year	168,220,281	12,352,017	1,102,977	3,029,674	2,209,702	2,511,890
Net assets available for benefits at end-of-year	$159,878,960	$11,452,946	$1,283,553	$3,044,666	$2,337,664	$2,575,878

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Investment income:
Cash dividends	$202,630	$130,745	$-	$221,507	$48,295	$-
Interest	-	-	-	-	-	-
Total investment income	202,630	130,745	-	221,507	48,295	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	148,156	298,921	1,115,090	159,761	122,221	-
Collective investment trusts	-	-	-	-	-	263,851
Common stock - LNC	-	-	-	-	-	-
Brokerage account	-	-	-	-	-	-
Total net realized gain (loss)	148,156	298,921	1,115,090	159,761	122,221	263,851

Net change in unrealized appreciation
of investments	(1,928,921)	(1,039,770)	(1,068,717)	(158,629)	(326,344)	404,708

Contributions:
Participant	607,531	775,487	68,118	503,227	235,815	429,762
Sponsor company	176,626	231,839	14,891	169,144	64,979	130,817
Total contributions	784,157	1,007,326	83,009	672,371	300,794	560,579

Transfers from (to) affiliated plans	17,576	34,604	(16,566)	12,588	15,485	14,790

Intra-Plan transfers	(503,079)	(575,567)	(8,318,855)	(267,855)	205,679	(127,763)

Distributions to participants	(778,612)	(607,573)	(5,451)	(559,992)	(297,549)	(640,662)
Administrative expenses	-	-	-	-	-	-
Total distributions and expenses	(778,612)	(607,573)	(5,451)	(559,992)	(297,549)	(640,662)

Net increase (decrease) in net assets
available for benefits	(2,058,093)	(751,314)	(8,211,490)	79,751	68,581	475,503
Net assets available for benefits at beginning-of-year	10,011,625	12,886,062	8,211,490	10,873,719	4,142,703	7,191,604
Net assets available for benefits at end-of-year	$7,953,532	$12,134,748	$-	$10,953,470	$4,211,284	$7,667,107

	Investment Options
	12.A	13.A	A	14.A	15.A	16.A	17.A
Investment income:
Cash dividends	$-	$-		$-	$-	$-	$193,260
Interest	-	-		-	-	-	-
Total investment income	-	-		-	-	-	193,260

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-		-	-	-	-
Collective investment trusts	14,240	427,869		451,232	192,801	(62,985)	-
Common stock - LNC	-	-		-	-	-	890,394
Brokerage account	-	-		-	-	-	-
Total net realized gain (loss)	14,240	427,869		451,232	192,801	(62,985)	890,394

Net change in unrealized appreciation
of investments	(133,097)	177,585		212,308	248,479	(820,953)	(8,362,186)

Contributions:
Participant	60,484	344,775		411,447	261,588	444,248	794,047
Sponsor company	18,972	106,324		117,443	89,184	127,162	267,425
Total contributions	79,456	451,099		528,890	350,772	571,410	1,061,472

Transfers from (to) affiliated plans	(975)	12,413		5,041	13,044	48,455	515,347

Intra-Plan transfers	151,678	(152,775)		(481,247)	17,644	7,602,774	743,531

Distributions to participants	(29,749)	(428,744)		(584,726)	(407,067)	(404,508)	(1,855,525)
Administrative expenses	-	-		-	-	-	-
Total distributions and expenses	(29,749)	(428,744)		(584,726)	(407,067)	(404,508)	(1,855,525)

Net increase (decrease) in net assets
available for benefits	81,553	487,447		131,498	415,673	6,934,193	(6,813,707)
Net assets available for benefits at beginning-of-year	615,912	7,779,029		9,956,356	5,304,662	-	27,582,037
Net assets available for benefits at end-of-year	$697,465	$8,266,476		$10,087,854	$5,720,335	$6,934,193	$20,768,330

	Investment Options
	18.A	19.A	20.A	21.A	Loans	Short-term
Investment income:
Cash dividends	$-	$45,341	$-	$21,665	$-	$-
Interest	1,127,376	-	142	-	195,389	-
Total investment income	1,127,376	45,341	142	21,665	195,389	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	-	-	-	-	-	-
Common stock - LNC	-	-	-	-	-	-
Brokerage account	-	(32,903)	-	(15,440)	-	-
Total net realized gain (loss)	-	(32,903)	-	(15,440)	-	-

Net change in unrealized appreciation
of investments	-	(64,859)	-	(195,312)	-	-

Contributions:
Participant	780,783	887	2,288	3,102	-	242,608
Sponsor company	244,878	700	1,805	2,447	-	-
Total contributions	1,025,661	1,587	4,093	5,549	-	242,608

Transfers from (to) affiliated plans	(10,079)	26,843	10,594	45,670	31,968	15,472

Intra-Plan transfers	1,550,942	(142,485)	97,281	382,167	-	-

Distributions to participants	(2,795,614)	(207)	675	916	(243,687)	-
Administrative expenses	-	(716)	-	-	-	-
Total distributions and expenses	(2,795,614)	(923)	675	916	(243,687)	-

Net increase (decrease) in net assets
available for benefits	898,286	(167,399)	112,785	245,215	(16,330)	258,080
Net assets available for benefits at beginning-of-year	36,193,311	497,995	740,910	912,065	3,875,700	238,841
Net assets available for benefits at end-of-year	$37,091,597	$330,596	$853,695	$1,157,280	$3,859,370	$496,921

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2010, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Investment income:
Cash dividends	$1,283,770	$352,331	$59,181	$64,915	$38,248	$10,892
Interest	1,606,174	-	-	-	-	-
Total investment income	2,889,944	352,331	59,181	64,915	38,248	10,892

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	925,684	241,320	17,579	61,533	28,782	49,746
Collective investment trusts	1,116,307	-	-	-	-	-
Common stock - LNC	1,931,327	-	-	-	-	-
Brokerage account	100,546	-	-	-	-	-
Total net realized gain (loss)	4,073,864	241,320	17,579	61,533	28,782	49,746

Net change in unrealized appreciation
of investments	12,543,324	2,025,738	10,006	187,291	145,256	448,721

Contributions:
Participant	7,076,063	523,051	41,041	218,578	163,709	121,595
Sponsor company	2,007,331	154,699	8,998	59,088	43,276	35,960
Total contributions	9,083,394	677,750	50,039	277,666	206,985	157,555

Transfers from (to) affiliated plans	1,092,826	(19,633)	333	6,687	10,716	4,701

Intra-Plan transfers	-	(484,576)	274,612	(13,476)	3,110	363,260

Distributions to participants	(15,772,704)	(829,270)	(26,531)	(129,970)	(94,210)	(104,205)
Administrative expenses	(2,394)	-	-	-	-	-
Total distributions and expenses	(15,775,098)	(829,270)	(26,531)	(129,970)	(94,210)	(104,205)

Net increase (decrease) in net assets
available for benefits	13,908,254	1,963,660	385,219	454,646	338,887	930,670
Net assets available for benefits at beginning-of-year	154,312,027	10,388,357	717,758	2,575,028	1,870,815	1,581,220
Net assets available for benefits at end-of-year	$168,220,281	$12,352,017	$1,102,977	$3,029,674	$2,209,702	$2,511,890

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Investment income:
Cash dividends	$136,570	$141,661	$148,254	$205,265	$42,352	$-
Interest	-	-	-	-	-	-
Total investment income	136,570	141,661	148,254	205,265	42,352	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	93,825	210,271	71,614	22,392	128,622	-
Collective investment trusts	-	-	-	-	-	97,559
Common stock - LNC	-	-	-	-	-	-
Brokerage account	-	-	-	-	-	-
Total net realized gain (loss)	93,825	210,271	71,614	22,392	128,622	97,559

Net change in unrealized appreciation
of investments	959,988	1,105,330	783,064	1,167,651	679,246	874,149

Contributions:
Participant	577,090	841,155	565,542	504,444	203,599	408,528
Sponsor company	174,244	246,376	160,081	155,682	55,415	126,142
Total contributions	751,334	1,087,531	725,623	660,126	259,014	534,670

Transfers from (to) affiliated plans	142,143	95,349	100,763	146,422	34,506	79,301

Intra-Plan transfers	(386,683)	(596,041)	(958,310)	(420,248)	(17,247)	(194,449)

Distributions to participants	(931,257)	(720,497)	(674,866)	(842,451)	(325,210)	(555,186)
Administrative expenses	-	-	(2,050)	-	-	-
Total distributions and expenses	(931,257)	(720,497)	(676,916)	(842,451)	(325,210)	(555,186)

Net increase (decrease) in net assets
available for benefits	765,920	1,323,604	194,092	939,157	801,283	836,044
Net assets available for benefits at beginning-of-year	9,245,705	11,562,458	8,017,398	9,934,562	3,341,420	6,355,560
Net assets available for benefits at end-of-year	$10,011,625	$12,886,062	$8,211,490	$10,873,719	$4,142,703	$7,191,604

	Investment Options
	12.A	13.A	14.A	15.A	17.A	18.A
Investment income:
Cash dividends	$-	$-	$-	$-	$41,448	$-
Interest	-	-	-	-	-	1,368,954
Total investment income	-	-	-	-	41,448	1,368,954

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	25,971	209,584	621,690	161,503	-	-
Common stock - LNC	-	-	-	-	1,931,327	-
Brokerage account	-	-	-	-	-	-
Total net realized gain (loss)	25,971	209,584	621,690	161,503	1,931,327	-

Net change in unrealized appreciation
of investments	13,270	2,027,763	221,444	464,148	1,381,062	-

Contributions:
Participant	59,941	283,685	522,112	251,386	801,210	844,025
Sponsor company	14,548	92,952	127,652	83,444	250,047	218,659
Total contributions	74,489	376,637	649,764	334,830	1,051,257	1,062,684

Transfers from (to) affiliated plans	33,832	71,955	135,100	93,556	225,243	(59,611)

Intra-Plan transfers	80,539	174,116	(896,955)	(104,066)	(2,875,632)	4,203,093

Distributions to participants	(133,979)	(752,008)	(758,109)	(535,226)	(2,261,540)	(6,048,374)
Administrative expenses	-	-	-	-	-	-
Total distributions and expenses	(133,979)	(752,008)	(758,109)	(535,226)	(2,261,540)	(6,048,374)

Net increase (decrease) in net assets
available for benefits	94,122	2,108,047	(27,066)	414,745	(506,835)	526,746
Net assets available for benefits at beginning-of-year	521,790	5,670,982	9,983,422	4,889,917	28,088,872	35,666,565
Net assets available for benefits at end-of-year	$615,912	$7,779,029	$9,956,356	$5,304,662	$27,582,037	$36,193,311

	Investment Options
	19.A	20.A	21.A	Loans	Short-term
Investment income:
Cash dividends	$29,917	$-	$12,736	$-	$-
Interest	-	18,221	-	218,999	-
Total investment income	29,917	18,221	12,736	218,999	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-
Collective investment trusts	-	-	-	-	-
Common stock - LNC	-	-	-	-	-
Brokerage account	36,645	-	63,901	-	-
Total net realized gain (loss)	36,645	-	63,901	-	-

Net change in unrealized appreciation
of investments	17,930	-	31,267	-	-

Contributions:
Participant	24,068	34,095	41,972	-	45,237
Sponsor company	16	23	29	-	-
Total contributions	24,084	34,118	42,001	-	45,237

Transfers from (to) affiliated plans	(54,738)	59,021	(12,820)	-	-

Intra-Plan transfers	444,423	629,550	774,980	-	-

Distributions to participants	78	-	-	(49,893)	-
Administrative expenses	(344)	-	-	-	-
Total distributions and expenses	(266)	-	-	(49,893)	-

Net increase (decrease) in net assets
available for benefits	497,995	740,910	912,065	169,106	45,237
Net assets available for benefits at beginning-of-year	-	-	-	3,706,594	193,604
Net assets available for benefits at end-of-year	$497,995	$740,910	$912,065	$3,875,700	$238,841

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Investment income:
Cash dividends	$1,033,993	$20,690	$20,778	$61,177	$41,484	$11,823
Interest	1,728,784	-	-	-	-	-
Total investment income	2,762,777	20,690	20,778	61,177	41,484	11,823

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	(2,592,510)	(490,033)	39,682	56,628	(25,848)	(96,507)
Collective investment trusts	(597,295)	-	-	-	-	-
Common stock - LNC	(5,869,682)	-	-	-	-	-
Total net realized gain (loss)	(9,059,487)	(490,033)	39,682	56,628	(25,848)	(96,507)

Net change in unrealized appreciation
of investments	40,916,992	3,437,414	138,879	565,366	335,931	458,593

Contributions:
Participant	7,252,863	558,161	30,394	220,932	143,420	112,862
Sponsor company	1,735,437	128,695	6,219	59,703	29,751	27,585
Total contributions	8,988,300	686,856	36,613	280,635	173,171	140,447

Transfers from (to) affiliated plans	97,748	5,279	193	(2,419)	76,852	3,217

Distributions to participants	(18,114,613)	(680,357)	(553,435)	(745,880)	(79,754)	(177,806)
Administrative expenses	(869)	-	-	-	-	-
Intra-Plan transfers	-	(822,334)	153,632	(93,952)	(67,321)	(169,079)
Total distributions and expenses	(18,115,482)	(1,502,691)	(399,803)	(839,832)	(147,075)	(346,885)

Net increase (decrease) in net assets
available for benefits	25,590,848	2,157,515	(163,658)	121,555	454,515	170,688
Net assets available for benefits at beginning-of-year	128,721,179	8,230,842	881,416	2,453,473	1,416,300	1,410,532
Net assets available for benefits at end-of-year	$154,312,027	$10,388,357	$717,758	$2,575,028	$1,870,815	$1,581,220

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Investment income:
Cash dividends	$124,050	$121,842	$74,820	$239,152	$38,965	$-
Interest	-	-	-	-	-	-
Total investment income	124,050	121,842	74,820	239,152	38,965	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	(370,753)	(453,803)	(523,575)	(671,376)	(56,925)	-
Collective investment trusts	-	-	-	-	-	(451,894)
Common stock - LNC	-	-	-	-	-	-
Total net realized gain (loss)	(370,753)	(453,803)	(523,575)	(671,376)	(56,925)	(451,894)

Net change in unrealized appreciation
of investments	3,057,901	3,298,952	2,801,619	2,777,012	1,063,498	1,256,331

Contributions:
Participant	518,166	867,793	650,900	601,454	212,830	485,605
Sponsor company	124,566	220,199	109,772	150,965	44,466	122,384
Total contributions	642,732	1,087,992	760,672	752,419	257,296	607,989

Transfers from (to) affiliated plans	383	3,319	9,167	4,372	1,926	622

Distributions to participants	(846,857)	(1,033,691)	(1,047,051)	(966,263)	(221,157)	(644,683)
Administrative expenses	-	-	(869)	-	-	-
Intra-Plan transfers	535,469	(238,947)	(1,442,900)	(2,157,357)	2,498	(1,359,549)
Total distributions and expenses	(311,388)	(1,272,638)	(2,490,820)	(3,123,620)	(218,659)	(2,004,232)

Net increase (decrease) in net assets
available for benefits	3,142,925	2,785,664	631,883	(22,041)	1,086,101	(591,184)
Net assets available for benefits at beginning-of-year	6,102,780	8,776,794	7,385,515	9,956,603	2,255,319	6,946,744
Net assets available for benefits at end-of-year	$9,245,705	$11,562,458	$8,017,398	$9,934,562	$3,341,420	$6,355,560

	Investment Options
	12.A	13.A	14.A	15.A	17.A	18.A
Investment income:
Cash dividends	$-	$-	$-	$-	$279,212	$-
Interest	-	-	-	-	-	1,490,438
Total investment income	-	-	-	-	279,212	1,490,438

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	8,400	(341,312)	428,406	(240,895)	-	-
Common stock - LNC	-	-	-	-	(5,869,682)	-
Total net realized gain (loss)	8,400	(341,312)	428,406	(240,895)	(5,869,682)	-

Net change in unrealized appreciation
of investments	72,449	2,275,560	1,547,204	1,697,907	16,132,376	-

Contributions:
Participant	22,949	289,011	409,938	270,082	941,727	916,639
Sponsor company	5,851	75,176	109,976	79,012	226,287	214,830
Total contributions	28,800	364,187	519,914	349,094	1,168,014	1,131,469

Transfers from (to) affiliated plans	94	(1,257)	(14,455)	(341)	(158,029)	168,825

Distributions to participants	(78,037)	(516,979)	(2,136,649)	(264,789)	(2,211,312)	(5,543,115)
Administrative expenses	-	-	-	-	-	-
Intra-Plan transfers	432,348	(309,297)	1,407,084	(543,077)	(3,969,860)	8,642,642
Total distributions and expenses	354,311	(826,276)	(729,565)	(807,866)	(6,181,172)	3,099,527

Net increase (decrease) in net assets
available for benefits	464,054	1,470,902	1,751,504	997,899	5,370,719	5,890,259
Net assets available for benefits at beginning-of-year	57,736	4,200,080	8,231,918	3,892,018	22,718,153	29,776,306
Net assets available for benefits at end-of-year	$521,790	$5,670,982	$9,983,422	$4,889,917	$28,088,872	$35,666,565

	Investment Options
	Loans	Short-term
Investment income:
Cash dividends	$-	$-
Interest	238,346	-
Total investment income	238,346	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-
Collective investment trusts	-	-
Common stock - LNC	-	-
Total net realized gain (loss)	-	-

Net change in unrealized appreciation
of investments	-	-

Contributions:
Participant	-	-
Sponsor company	-	-
Total contributions	-	-

Transfers from (to) affiliated plans	-	-

Distributions to participants	(104,089)	(262,709)
Administrative expenses	-	-
Intra-Plan transfers	-	-
Total distributions and expenses	(104,089)	(262,709)

Net increase (decrease) in net assets
available for benefits	134,257	(262,709)
Net assets available for benefits at beginning-of-year	3,572,337	456,313
Net assets available for benefits at end-of-year	$3,706,594	$193,604

The following investment options were available beginning October 1, 2008, except for the brokerage account which was available beginning January 1, 2010, the MFS International Growth Fund which was available beginning January 26, 2011 and the Harbor International Growth Institution Fund which was removed effective January 26, 2011:

Option	Description of Investment Option
1.A
Columbia Acorn Z is a mutual fund that invests a majority of its net assets in small- and mid-sized companies with market capitalizations under $5 billion at the time of investment.  The fund seeks long-term capital appreciation.

2.A
Delaware Foundation® Conservative Allocation Fund is a mutual fund that invests primarily in shares of other Delaware Investments Funds, including fixed income and equity funds.  The portfolio seeks a combination of current income and preservation of capital with capital appreciation.

3.A
Delaware Foundation® Moderate Allocation Fund is a mutual fund that invests at least 25% of its net assets in equity funds and securities and at least 25% of its net assets in fixed income funds with the flexibility to invest more in equity funds and securities or more in fixed income funds and securities.  It will also typically invest between 5% and 20% of its assets in international funds and securities.  The portfolio seeks capital appreciation with current income as a secondary objective.

4.A
Delaware Foundation® Growth Allocation Fund is a mutual fund that invests primarily in shares of international mutual funds, including equity funds and to a lesser extent, fixed income funds.  The fund seeks long-term capital growth.

5.A
Delaware Mid Cap Value I is a mutual fund that invests primarily in investments of medium-sized companies whose stock prices appear low relative to their underlying value or future potential.  The fund seeks capital appreciation.

6.A
Dodge & Cox International Stock is a mutual fund that invests at least 80% of its total assets in common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks of non-United States companies excluding non-United States companies included in the Standard & Poor’s 500.  The fund also invests in American, European and Global Depositary Receipts.  The fund seeks long-term growth of principal and income.

7.A	American Fund Growth Fund R5 is a mutual fund that seeks long-term growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.
8.A	Harbor International Growth Institutional is a mutual fund that invests primarily in common stocks of foreign companies of any size throughout the world. The fund seeks long-term growth of capital.
9.A
Vanguard Institutional Index is a mutual fund that employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.  The fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

10.A
Vanguard Extended Market Index Institutional is a mutual fund that employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index.  The fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks.

11.A	Delaware Large Cap Value Trust is a collective investment trust fund that invests mainly in securities of large-capitalization companies. The fund seeks long term capital appreciation.
12.A
Delaware International Equity Trust is a collective investment trust fund that invests mainly in non-U.S. equity securities.  The fund seeks long-term capital appreciation without undue risk to principal.

13.A
Delaware Small Cap Growth Trust is a collective investment trust fund that invests primarily in small companies.  The fund seeks capital appreciation by investing primarily in securities of emerging or other growth-oriented companies.

14.A
Delaware Diversified Income Trust is a collective investment trust fund that allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets and Emerging Market Sectors.  The fund seeks maximum long-term total return, consistent with reasonable risk.

15.A
Delaware Large Cap Growth Trust is a collective investment trust fund that invests mainly in individual large-cap companies.  The fund seeks long-term capital appreciation by investing in equity securities of large capitalization companies that the advisors believe to have the potential for sustainable free cash flow growth.

16.A
MFS International Growth Fund is a collective investment trust that invests primarily in foreign equity securities, including emerging market equity securities. The fund seeks long-term capital appreciation without undue risk to principal.

17.A
LNC Stock Fund investment is a unitized stock fund that invests exclusively in shares of LNC Common Stock.  However, some funds may be invested in the Wilmington Trust Short-Term Investment Account until the LNC stock can be purchased.  This option is designed to provide participants with the opportunity to invest in LNC securities.

18.A	Lincoln Stable Value Account is a fixed annuity issued by LNL. The Lincoln Stable Value option is managed to earn a competitive interest rate without risk of loss of principal.
19.A
Through TD Ameritrade, a diverse group of mutual funds on the exchange markets are available to the participant to self-direct their account value into.  Each mutual fund has its own specific investments strategy that is similar to the mutual funds’ strategies discussed above.

20.A 21.A
Through TD Ameritrade, a money market account is available to the participant to self-direct their account value into.  The money market account earns a minimal return and provides liquidity, which allows the participant to efficiently respond to investment opportunities in the market.
Through TD Ameritrade, a diverse group of common stocks on the exchange markets are available to the participant to self-direct their account value into.  Each common stock provides the participant with a balanced level of risks and rewards.

5.  Fair Value of Financial Investments, Carried at Fair Value

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2011 or December 31, 2010, and the Plan noted no changes in valuation methodologies between these periods.  In addition, there were no significant transfers between Level 1 or 2 for the year ended December 31, 2011.  However, the Harbor International Growth Institution Fund (i.e. Level 1) option was removed effective January 26, 2011 and the MFS International Growth Fund (i.e. Level 2) was added beginning January 26, 2011.

The tables below are the Plan’s financial instruments carried at fair value on a recurring basis by the Fair Value Measurements and Disclosures Topic of the FASB ASC hierarchy levels described in Note 2.

	As of December 31, 2010
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$28,458,182	$-	$-	$28,458,182
Moderate	3,030,331	-	-	3,030,331
Growth	17,598,997	-	-	17,598,997
International	18,215,500	-	-	18,215,500
Collective investment trusts:
Delaware Large Cap Value Trust	-	7,187,192	-	7,187,192
Delaware International Equity Trust	-	618,303	-	618,303
Delaware Small Cap Growth Trust	-	7,776,125	-	7,776,125
Delaware Diversified Income Trust	-	9,953,487	-	9,953,487
Delaware Large Cap Growth Trust	-	5,304,277	-	5,304,277
Common stock - LNC	26,755,825	-	-	26,755,825
Investment contracts - LNL	-	-	36,183,046	36,183,046
Money market fund	-	1,054,789	-	1,054,789
Brokerage account	1,435,101	740,910	-	2,176,011
Total assets	$95,493,936	$32,635,083	$36,183,046	$164,312,065

	As of December 31, 2010
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$28,458,182	$-	$-	$28,458,182
Moderate	3,030,331	-	-	3,030,331
Growth	17,598,997	-	-	17,598,997
International	18,215,500	-	-	18,215,500
Collective investment trusts:
Delaware Large Cap Value Trust	-	7,187,192	-	7,187,192
Delaware International Equity Trust	-	618,303	-	618,303
Delaware Small Cap Growth Trust	-	7,776,125	-	7,776,125
Delaware Diversified Income Trust	-	9,953,487	-	9,953,487
Delaware Large Cap Growth Trust	-	5,304,277	-	5,304,277
Common stock - LNC	26,755,825	-	-	26,755,825
Investment contracts - LNL	-	-	36,183,046	36,183,046
Money market fund	-	1,054,789	-	1,054,789
Brokerage account	1,435,101	740,910	-	2,176,011
Total assets	$95,493,936	$32,635,083	$36,183,046	$164,312,065

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

For the Year Ended December 31, 2011
		Items Included	Gains (Losses)	Purchases,
		in Statement of	in Statement of	Issuances, Sales,
		Changes in Net	Net Assets	Maturities,	Transfers In	Ending
	Beginning	Assets Available	Available for	Settlements,	or Out of	Fair
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, Net	Value

Investment contracts - LNL	$36,183,046	$-	$-	$893,855	$-	$37,076,901

For the Year Ended December 31, 2010
		Items Included	Gains (Losses)	Purchases,
		in Statement of	in Statement of	Issuances, Sales,
		Changes in Net	Net Assets	Maturities,	Transfers In	Ending
	Beginning	Assets Available	Available for	Settlements,	or Out of	Fair
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, Net	Value

Investment contracts - LNL	$35,474,845	$-	$-	$708,201	$-	$36,183,046

For the Year Ended December 31, 2009
		Items Included	Gains (Losses)	Purchases,
		in Statement of	in Statement of	Issuances, Sales,
		Changes in Net	Net Assets	Maturities,	Transfers In	Ending
	Beginning	Assets Available	Available for	Settlements,	or Out of	Fair
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, Net	Value

Investment contracts - LNL	$29,623,868	$-	$-	$5,850,977	$-	$35,474,845

The following provides the components of the items included in purchases, issuances, sales, maturities, settlements, calls, net, as reported above:

	For the Year Ended December 31, 2011
	Purchases	Issuances	Sales	Maturities	Settlements	Calls	Total

Investment contracts - LNL	$11,427,438	$-	$(10,570,880)	$-	$37,297	$-	$893,855

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  Federal (and most states) income tax is deferred on participants’

contributions, the Plan Sponsor’s contributions and income earned in the Plan until actual distribution or withdrawal from the Plan.

The Plan Administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.  Related Party Transactions

The Plan has investments in common stock of LNC and investment contracts with LNL.  Starting October 1, 2008, the Plan invests in mutual funds and collective investment trusts managed by Delaware Management Holdings, Inc. (“Delaware”).  Delaware was an affiliate of LNL through January 4, 2010, when it was sold to an unrelated third party.  Lincoln Alliance, an affiliate of LNL, is the recordkeeper for the Plan.  Beginning October 1, 2008, all administrative expenses were paid by LNC.

8.  Concentrations of Credit Risks

As of December 31, 2011, the Plan had investments in common stock of LNC and investments contracts with LNL of $20,158,162 (13% of net assets) and $37,076,901 (23% of net assets), respectively.  As of December 31, 2010, the Plan had investments in common stock of LNC and investment contracts with LNL of $26,755,825 (16% of net assets) and $36,183,046 (22% of net assets), respectively.  LNC and LNL operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in these financial statements.

9.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500:

	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$159,878,960	$168,220,281
Amounts allocated to withdrawn participants	(706,137)	(440,673)
Difference in realized gain (loss) basis at end-of-year	(1,326,817)	-
Net assets available for benefits per the Form 5500	$157,846,006	$167,779,608

The following is a reconciliation of distributions to participants per the statement of changes in net assets available for benefits to the Form 5500:

	For the Years Ended December 31,
	2011	2010	2009
Distributions to participants per the financial statements	$10,803,998	$15,772,704	$18,114,613
Amounts allocated to withdrawn participants at end-of-year	706,137	440,673	4,891
Amounts allocated to withdrawn participants at end-of-prior-year	(440,673)	(4,891)	(506,313)
Distributions to participants per the Form 5500	$11,069,462	$16,208,486	$17,613,191

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.

The following is a reconciliation of the reported net appreciation (depreciation) of Common Stock – LNC per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2011	2010	2009
Common Stock - LNC net realized and unrealized
appreciation (depreciation) per the financial statements	$(7,471,792)	$3,312,389	$10,262,695
Common Stock - LNC net realized and unrealized
appreciation (depreciation) per the Form 5500	(8,798,609)	2,656,359	10,300,705
Difference in realized gain (loss) basis	$(1,326,817)	$656,030	$(38,010)

The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2011

(a)	(b)	(c)		(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	including Maturity Date,
	Lessor or	Rate of Interest,			Current
	Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	414,900.327	participation units	**	$11,434,653
	Delaware Foundation® Conservative Allocation Fund	133,776.955	participation units	**	1,282,921
	Delaware Foundation® Moderate Allocation Fund	285,643.233	participation units	**	3,039,244
	Delaware Foundation® Growth Allocation Fund	251,310.430	participation units	**	2,337,187
	Delaware Mid Cap Value I	293,455.936	participation units	**	2,570,674
	Dodge & Cox International Stock	271,473.598	participation units	**	7,937,888
	American Fund Growth Fund of America R-5	422,297.768	participation units	**	12,111,500
	Vanguard Institutional Index	95,068.446	participation units	**	10,936,674
	Vanguard Extended Market Index Institutional	106,879.969	participation units	**	4,204,658
	Total mutual funds				55,855,399

	Collective investment trusts:
	Delaware Large Cap Value Trust	582,931.074	participation units	**	7,653,885
	Delaware International Equity Trust	101,463.650	participation units	**	695,026
	Delaware Small Cap Growth Trust	526,466.773	participation units	**	8,254,999
	Delaware Diversified Income Trust	672,024.149	participation units	**	10,073,642
	Delaware Large Cap Growth Trust	414,319.144	participation units	**	5,713,461
	MFS International Growth Fund	75,183.075	participation units	**	6,929,624
	Total collective investment trusts				39,320,637

*	Common stock - LNC	1,038,010.402	shares	**	20,158,162

*	Investment contracts - LNL	37,076,901	3.12% interest rate (annualized)	**	37,076,901

	Wilmington Trust Money Market Fund W Class	1,061,021	par value	**	1,061,021

	Brokerage account	2,342,040	par value	**	2,342,040

*	Notes receivable from participants	3,859,370	Various loans at interest rates
			varying from 4.25% to 10.50%
			Maturity through March 2029	-	3,859,370
					$159,673,530

*	Indicates a related party to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan

By: /s/ George A. Murphy
Date: March 30, 2012	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee